EXHIBIT 21

SUBSIDIARIES

Set forth below is a list of all active subsidiaries of the Registrant, the state or other jurisdiction of incorporation or organization of each, and the names under which subsidiaries do business as of February 24, 2006.

Name	Jurisdiction of Incorporation

USANA Canada Co.	Canada

USANA Australia Pty, Ltd.	Australia

USANA Health Sciences (NZ) Corporation	New Zealand

USANA Hong Kong Limited	Hong Kong

USANA Japan, Inc.	Japan

USANA Health Sciences Korea Ltd.	South Korea

USANA Health Sciences Singapore Pte, Ltd.	Singapore

USANA Mexico S.A. de C.V.	Mexico

USANA Health Sciences Tianjin Co. Ltd	People’s Republic of China

Wasatch Product Development, Inc.	Utah

FMG Productions, Inc.	Utah

Each subsidiary listed above is doing business under its corporate name.